June 12, 2007

VIA EDGAR

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Great Southern Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-18082

Dear Mr. Nolan:

             This letter is in response to your letter dated June 1, 2007 regarding the above-referenced filing of Great Southern Bancorp, Inc. (the "Company"). Our response to your comment is set forth below. For your convenience, we have repeated the comment verbatim.

RESPONSE TO COMMENT

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 10 - Subordinated Debentures Issued to Capital Trust, page 119

1.	We note your supplemental response to comment 3 of our letter dated May 11, 2007 that the company applied the "shortcut" method of assuming no ineffectiveness related to a hedge of junior subordinated debentures and that the interest rate swap agreement provides for a mirror interest deferral. We believe that the hedge of junior subordinated debentures, even with the interest deferral provision being mirrored in the swap, does not qualify for the "shortcut" method pursuant to paragraph 68 of SFAS 133 because the interest deferral feature is not a feature typical of a debt instrument (paragraph 68e) and the interest deferral feature is not the type of option that is permitted in a host instrument under paragraph 68d. Please provide us with a materiality analysis describing why you believe the impact of no hedge accounting for the relevant periods is not material or tell us your plans for restating your financial statements. Please refer to SAB 99.

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John P. Nolan
Securities and Exchange Commission
June 12, 2007

Response:

Without agreeing or disagreeing with the Staff's position regarding whether the hedge qualified for the "shortcut" method, in accordance with SEC Staff Accounting Bulletin No. 99, we have evaluated the materiality of the impact of no hedge accounting for this transaction. First we have quantified the potential magnitude in percentage terms. Second, we have evaluated materiality in light of surrounding circumstances to determine if it is probable that the judgment of a reasonable person relying upon the relevant financial statements would have been changed or influenced by the correction of the item. Based upon our evaluation in total, we believe the impact of no hedge accounting for each of the relevant periods is not material. As of December 31, 2006, the interest rate swap and related hedged subordinated debentures had both been terminated at no cost to the Company. The materiality analysis below shows the after-tax change to stockholders' equity does not exceed 0.54% in any of the relevant periods. In addition, the after-tax change in net income does not exceed a negative 1.40% in any of the relevant periods.

	Impact of Change as a Percent of
	Equity	Net Income
2003	0.54%	----%
2004	0.35	(0.61)
2005	0.12	(1.40)
2006	0.00	(0.58)
Based on the foregoing, no restatement of the relevant financial statements is believed to be necessary or appropriate.

             The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Should you have any questions regarding our response, please call me at (417) 895-4741.

Very truly yours, /s/ Rex A. Copeland Rex A. Copeland Treasurer

cc:     Joyce Sweeney
         Martin L. Meyrowitz, P.C.
         Mary Anne Pipkin
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